NEWS RELEASE

Financing and Limestone Delineation Drill Program Underway

CALGARY, December 23, 2002 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation"), announces an initial closing of a non-brokered private placement consisting of 2,072,500 units at a price of $0.25 per unit for net proceeds of approximately $515,000. Each unit consists of one common share and one non-transferable common share purchase warrant, with each warrant entitling the holder to purchase an additional common share for $0.75 for a period of 16 months after the date of closing. The Corporation expects to conduct additional closings of this private placement in January 2003.

Birch Mountain's Industrial Mineral Division has received authorization from Alberta Sustainable Development to conduct a limestone delineation drill program on its Athabasca mineral property. The delineation drill program is now underway and comprises a minimum of 5 holes to be drilled to a depth of approximately 50 m under the direction of an independent qualified person. Layne Christensen Canada Limited, Calgary, Alberta, has been contracted to conduct the drilling, which is anticipated to be completed early in January 2003.

AMEC E&C Services Limited ("AMEC"), Saskatoon, Saskatchewan, has been engaged to prepare a conceptual economic study of the proposed limestone quarry development. AMEC will review existing project-related information, prepare a conceptual site plan and processing flowsheet, develop preliminary operating and capital costs, and prepare a preliminary financial analysis. Birch Mountain is evaluating business opportunities arising from limestone development in the Fort McMurray region, including supplying limestone aggregate and producing quicklime for flue gas desulphurization and water treatment by oil sands companies and other industrial users in northern Alberta.

The Mineral Technology Division reports that it has received an Issue Notification from the U.S. Patent and Trademark Office. Patent number 6,494,932 was issued on December 17, 2002.

Birch Mountain's technical divisions operate under the direction of Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, who is identified as the qualified person in accordance with Section 1.2 of National Instrument 43-101.

FOR FURTHER INFORMATION, PLEASE CONTACT:
 Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.